HEMPAMERICANA, INC.

September 18, 2020

Sherry Haywood

Division of Corporate Finance

Office of Manufacturing and Construction

Securities and Exchange Commission

Washington, D.C. 20549

Re:	HempAmericana, Inc.
Post Qualification Offering Statement on Form 1-A
Filed September 3, 2020
File No. 024-10974

Dear Ms. Haywood:

Further to our receipt of confirmation from your office that all comments on HempAmericana, Inc.’s (the “Company”) Offering Statement on Form 1-A have been satisfied, we are now in a position to proceed with the Company’s Form 1-A Regulation A offering, subject to the SEC issuing a notice qualifying our Offering Statement. In addition, we further confirm that this offering has been registered in the state of New York. Accordingly, we hereby request the SEC qualify our Offering Statement on Form 1-A effective 4:00 p.m. on Monday, September 21, 2020 and issue a notice to that effect.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
2.	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

Sincerely,

/s/ Salvador Rosillo

Salvador Rosillo, CEO